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                                    6K FILING



                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549



                            REPORT OF FOREIGN ISSUER



                      Pursuant to Rule 13a-16 or 15-d-16 of
                       The Securities Exchange Act of 1934





FOR NOVEMBER 12, 2001




                               DRAXIS HEALTH INC.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)




                          6870 GOREWAY DRIVE, 2ND FLOOR
                          MISSISSAUGA, ONTARIO L4V 1P1
                                     CANADA
                         (ADDRESS OF PRINCIPAL OFFICES)



            REGISTRANT FILES ANNUAL REPORTS UNDER COVER OF FORM 20-F


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          DRAXIS HEALTH INC.





                                          By:      /s/Douglas M. Parker
                                                   ---------------------------
                                                   General Counsel &
                                                   Secretary





DATED:   NOVEMBER 12, 2001



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FOR IMMEDIATE RELEASE
NOVEMBER 12, 2001

          DRAXIS RECEIVES FINAL U.S. APPROVAL FOR PALLADIUM VERSION OF
              BRACHYTHERAPY SEED IMPLANT TO TREAT PROSTATE CANCER

                                      - - -

    CYTOGEN CORPORATION, EXCLUSIVE U.S. MARKETING PARTNER FOR BRACHYSEED(TM),
           EXPECTS TO INTRODUCE PALLADIUM IMPLANT FOR TREATMENT DURING
                           THE FOURTH QUARTER OF 2001

                                      - - -

  PATENTED DESIGN LEADS TO IMPROVED DOSIMETRY AND MORE CONTROLLED DOSE RATE TO
          TARGET, ESTABLISHING NEW INDUSTRY STANDARD IN CANCER THERAPY

MISSISSAUGA, ONTARIO & PRINCETON, N.J. NOVEMBER 12, 2001 - DRAXIS Health Inc. (TSE: DAX; NASDAQ: DRAX) today announced that DRAXIMAGE Inc., its radiopharmaceutical subsidiary, has received final approval from the U.S. Nuclear Regulatory Commission (NRC) for the palladium (Pd) version of its BrachySeed(TM) radioactive brachytherapy implant. The NRC approval is the final step needed for marketing the BrachySeed(TM) Pd-103 implant, one of two next-generation implants from DRAXIMAGE, both of which are indicated for the treatment of prostate cancer and other localized tumors. The palladium implant will be marketed in Canada by DRAXIMAGE and in the United States by the Company's strategic partner, Cytogen Corporation (NASDAQ: CYTO), a biopharmaceutical company with an established and growing product line of diagnostic and therapeutic products for prostate cancer.

         Brachytherapy, also known as internal radiation therapy, involves implanting small, rice-sized radioactive pellets ("seeds") directly into the prostate or other localized tumors to confine and target treatment within the cancer site. Brachytherapy offers several advantages over alternative treatments, including more rapid patient recovery, lower costs and reduced incidence of complications such as impotency and incontinence.

         BrachySeed(TM) is a next-generation brachytherapy implant that exhibits several important innovations over currently available technology, including near perfect spherical dosimetry and double encapsulation for additional patient safety. BrachySeed(TM) contains either low intensity radioactive iodine-125 or high intensity palladium-103. Palladium-103 seeds decay at three times the rate of iodine-125 seeds, offering a more intense initial dose of radiation, and are thus predominantly used to treat more aggressive tumors.

         "This NRC approval means that DRAXIS, together with Cytogen, will now be able to deliver both iodine-125 and palladium-103 brachytherapy implants to oncologists across North America," said Dr. Martin Barkin, President and Chief


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Executive Officer of DRAXIS Health. "Brachytherapy is the fastest growing treatment for early stage prostate cancer, and palladium-based brachytherapy now accounts for nearly 50% of the US$250 million North American market for seeds. Physicians and patients are increasingly opting for palladium seeds since they offer a higher initial dose of radiation to the diseased prostate."

         BrachySeed(TM) Pd-103 was approved by the Food and Drug Administration in June 2001 and by Canadian regulators in July. Earlier this year Cytogen launched the iodine-125 version, BrachySeed(TM) I-125, in the United States and sales have been rising steadily. "The addition of BrachySeed(TM) Pd-103 to our line of the most effective products available for the diagnosis and treatment of prostate cancer, allows us to fully leverage our investment in focused marketing and sales expertise", said H. Joseph Reiser, Ph.D., President and Chief Executive Officer of Cytogen. "Our advanced imaging agent, ProstaScint(R), provides physicians with information regarding the extent and location of prostate cancer and may also help determine which patients are the best candidates for brachytherapy. Our total disease management approach represents a significant opportunity for the synergistic marketing of both diagnostic and therapeutic products targeted toward prostate cancer, and the introduction of the palladium seeds further strengthens our prostate cancer franchise."

         BrachySeed(TM) products are manufactured using fully robotic assembly, to within 3% of the desired target activity, an industry-leading standard. Depending on the amount of radioactivity in each implant, up to 300 seeds may be implanted into the prostate. The implants deliver radiation to the cancer, gradually becoming non-radioactive with time. They remain in place after they have decayed. Both the I-125 and the Pd-103 versions of BrachySeed(TM) are based on the same patented design, which delivers a uniform symmetrical dose of radiation to the affected area. The Pd-103 and I-125 versions of BrachySeed(TM) are manufactured by DRAXIMAGE in its state-of-the-art, robotically controlled radiopharmaceutical production facility in Kirkland, Quebec.

         Prostate cancer will be developed by approximately one in every six men during their lifetime. Prostate cancer is the second leading cause of cancer death in men, exceeded only by lung cancer. The American Cancer Society estimates there will be approximately 198,100 new cases of prostate cancer in the United States in the year 2001 and that about 31,500 men will die of this disease.

About DRAXIMAGE Inc.

         DRAXIMAGE discovers, develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceuticals for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized technetium-99m kits used in nuclear imaging procedures, a line of imaging and therapeutic products labeled with a variety of isotopes including radioiodine, and BRACHYSEED(TM), a next-generation brachytherapy implant. DRAXIMAGE has several products in late-stage development, including three technetium-99m-


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based diagnostic imaging products: FIBRIMAGE(R) for imaging deep vein thrombosis currently in Phase III, AMISCAN(TM) for the early diagnosis of acute myocardial infarct currently in Phase II, and INFECTON for imaging infection.

About Cytogen Corporation

         Cytogen Corporation of Princeton, NJ, is a biopharmaceutical company with an established and growing product line in prostate cancer and other areas of oncology, and a pioneer in proteomics research designed to accelerate drug discovery and development. In oncology, FDA-approved products include ProstaScint(R) (a monoclonal antibody-based imaging agent used to image the extent and spread of prostate cancer); BrachySeed(TM) (a uniquely designed next-generation radioactive seed implant for the treatment of localized prostate cancer), Quadramet(R) (a therapeutic agent marketed for the relief of bone pain in prostate and other types of cancer), and OncoScint CR/OV(R) (a monoclonal antibody-based imaging agent for colorectal and ovarian cancer). Cytogen is evolving a pipeline of oncology product candidates by exploiting its prostate specific membrane antigen, or PSMA, technologies, which are exclusively licensed from Memorial Sloan-Kettering Cancer Center. AxCell Biosciences, a subsidiary of Cytogen Corporation, is a leader in the effort to chart protein-signaling pathways for use in accelerating drug discovery and development. In conjunction with InforMax, Inc., AxCell intends to market the ProChart(TM) database of protein interactions as a discovery and development tool for subscribers in the pharmaceutical, biotechnology and agricultural industries. In addition, Cytogen plans to use AxCell's proteomics technology to research and develop novel drug targets independently or via collaborative ventures. For more information, visit http://www.cytogen.com.

About DRAXIS Health Inc.

         DRAXIS Health Inc. is a diversified specialty pharmaceutical company with operations in three niche markets: radiopharmaceuticals (DRAXIMAGE), contract pharmaceutical manufacturing (DRAXIS Pharma), and Canadian pharmaceutical sales and marketing (DRAXIS Pharmaceutica).

THIS PRESS RELEASE CONTAINS CERTAIN "FORWARD-LOOKING" STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. ANY STATEMENTS CONTAINED HEREIN THAT ARE NOT STATEMENTS OF HISTORICAL FACT MAY BE FORWARD-LOOKING STATEMENTS. WHEN THE COMPANIES USE THE WORDS "ANTICIPATES," "PLANS," "EXPECTS" AND SIMILAR EXPRESSIONS THEY ARE IDENTIFYING FORWARD-LOOKING STATEMENTS. SUCH FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES THAT MAY CAUSE THE COMPANIES' ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, THE UNCERTAINTIES ASSOCIATED WITH PRODUCT DEVELOPMENT AND COMMERCIALIZATION, THE RISKS AND UNCERTAINTIES ASSOCIATED WITH DEPENDENCE UPON THE ACTIONS OF THE COMPANIES' CORPORATE,


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ACADEMIC AND OTHER COLLABORATORS AND OF GOVERNMENT REGULATORY AGENCIES, THE
UNCERTAINTY OF FUTURE PROFITABILITY AND OTHER FACTORS SET FORTH MORE FULLY IN THE COMPANIES' ANNUAL REPORTS ON FORMS 10-K OR 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000 AND OTHER PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION AND CANADIAN SECURITIES AUTHORITIES TO WHICH INVESTORS ARE REFERRED FOR FURTHER INFORMATION. THE COMPANIES DO NOT HAVE A POLICY OF UPDATING OR REVISING FORWARD-LOOKING STATEMENTS, AND THUS IT SHOULD NOT BE ASSUMED THAT THE COMPANIES' SILENCE OVER TIME MEANS THAT ACTUAL EVENTS ARE BEARING OUT AS EXPRESSED OR IMPLIED IN SUCH FORWARD-LOOKING STATEMENTS.

For further information, please contact:

DRAXIS HEALTH INC.

FOR CANADA:                               FOR UNITED STATES:
Jerry Ormiston                            Gino De Jesus / Dian Griesel, Ph.D.
DRAXIS Health Inc.                        The Investor Relations Group
Phone:   877-441-1984                     Phone:   212-825-3210
Fax:     905-677-5494                     Fax:     212-825-3229

CYTOGEN CORPORATION
Michael Becker
Vice President, Investor Relations Officer
Phone: (609) 750-8289
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